Of counsel PEARLMAN & PEARLMAN LLC ———————————— CHARLES B. PEARLMAN BRIAN A. PEARLMAN

January 9, 2012

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4631

Attn:  John Groff, Staff Attorney

Re:

MMAX Media, Inc.

Amendment No. 1 Registration Statement on Form S-1
Filed December 8, 2011
File No. 333-173318

Dear Sirs:

On behalf of MMAX Media, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated December 15, 2011. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

General

Comment 1.

We note your response to comment 2 from our letter dated November 2, 2011, and the added disclosures under the Prospectus Summary, Risk Factors and Market for Common Stock and Related Matters. Further revise these sections to disclose that you were a shell directly prior to the reverse merger and that the one year restricted period referenced falls on October 14, 2012, or one year after the initial filing date of this registration statement.

Response:

The text under “Prospectus Summary” has been revised to disclose that directly prior to the closing of the merger, the Company was a “shell”. On March 21, 2011, the Company filed a Form 8-K dated March 16, 2011, which disclosed the closing of its merger with Hyperlocal Marketing LLC.  The Form 8-K included “Form 10 information” on the Company immediately following the effectiveness of the merger agreement. As prescribed by Rule 144(i)(3) of the Securities Act, “[t]he issuer may provide the Form 10 information in

Securities and Exchange Commission

January 9, 2012

any filing of the issuer with the Commission. The Form 10 information is deemed filed when the initial filing is made with the Commission.” As the Form 8-K filed on March 21, 2011, contained Form 10 information, the Company believes that the one year restrictive period falls on March 21, 2012, or one year after the filing of Form 8-K. Therefore, the sections have not been further revised.

Prospectus Summary, page 1

Business Overview, page 1

Comment 2.

The disclosure added in response to comment 3 from our letter dated November 2, 2011, suggests that 2,000,000 shares of common stock issued as part of a private placement are included in the 20,789,395 shares Hyperlocal members received under the merger agreement. Disclose how the private placement relates to the merger agreement. Clarify whether the accredited investors participating in the private placement were “Hyperlocal Members” and, if necessary, revise the 20,789,395 share figure attributable to that group. In addition, reconcile the disclosure on page 4 which indicates that during the six months ended June 30, 2011 you sold 2,210,000 shares of common stock in a private placement to “13 accredited investors for gross proceeds of $275,000” with the disclosure on page 22 which states that you sold to “11 accredited investors for gross proceeds of $276,250.”

Response:

The 2,000,000 shares of common stock issued as part of a private placement were not issued to Hyperlocal members. The text has been revised to disclose that the accredited investors that participated in the private placement were not members of Hyperlocal. Furthermore, the text has been revised to reconcile the disclosure on page 4 and page 22 relating to private placements.

Summary Financial Data, page 6

Comment 3.

We acknowledge your response to comment 5 from our letter dated November 2, 2011. In the column labeled “Period From Inception (January 22, 2010) through September 30, 2011” please revise to include net loss per share and weighted average shares outstanding here and on page F-3.

Response:

The summary financial data and F-3 have been updated to reflect net loss per share and weighted average.

Securities and Exchange Commission

January 9, 2012

Management’s Discussion and Analysis or Plan of Operations, page 20

Hyperlocal Business Overview, page 20

Comment 4.

In accordance with comment 10 from our letter dated November 2, 2011 revise to explain whether and how your responsibility to fund referral payments puts you at a disadvantage compared to more established social commerce companies who will not incur such expense. Explain your references to “low overhead” and expected “higher ‘sharing’ rates,” and how those factors will or will not help you overcome smaller margins or, if applicable, losses attributable to referred purchases. In addition, fully describe how the payments owed under your agreement with Adility affect margins and your operating prospects in general.

Response:

The Business Overview on page 20 has been expanded to explain how the Company’s responsibility to fund referral payments puts it at a disadvantage from a cost perspective and to explain references to “low overhead” and “higher sharing rates”. The text has also been revised to indicate that our third party relationships will reduce our margins.

Comment 5.

We note your response to comment 11 from our letter dated November 2, 2011. Please either remove the trademark symbol designation above the term “social income” or explain why a trademark designation is appropriate where a filing for protection has been made, but not yet approved.

Response:

The trademark symbol designation has been removed.

Plan of Operations, page 22

Comment 6.

In response to comment 18 from our letter dated November 2, 2011 you indicate that you “completed a substantial portion of the primary development of the PayMeOn product during the third quarter 2011.” Clarify this statement by describing which aspects of your product are complete and which aspects must still be developed. Provide a time-line for when you expect to complete necessary additional steps and explain how you have generated revenues attributable to PayMeOn despite the need for further development.

Response:

The Plan of Operations has been revised to clarify the status of the development of the Company’s products and further development timeline.

Securities and Exchange Commission

January 9, 2012

Business, page 23

The Hyperlocal Mobile Marketing Platform, page 25

Comment 7.

We note the revisions made in response to comment 20 from our letter dated November 2, 2011. The disclosure in this section, however, does not clearly articulate in simple terms the business conducted, namely text message based marketing. The lay reader should leave this section with a solid understanding of the “platform” you offer and how businesses utilize it in their marketing campaigns. Please revise accordingly. To the extent that you retain the bulleted items, briefly describe how each relates to the overall service offered. In addition, make clear here, and in your prospectus summary, that you intend to concentrate on your PayMeOn products in lieu of the products and services described in this section.

Response:

The discussion of the Hyperlocal Mobile Marketing Platform has been expanded to more clearly articulate in simple terms the business conducted.  Furthermore, the section has been revised to clearly indicate that the Company intends to concentrate on its PayMeOn products in lieu of the products and services described in the Hyperlocal Mobile Marketing discussion. In addition, the majority of bulleted items have been removed.

PayMeOn, page 26

Comment 8.

Per comment 22 from our letter dated November 2, 2011 disclose the compensation Adility receives for the services provided. In your response explain why the agreement with Adility (Exhibit 10.7) is dated as of November 11, 2011, or after the October 14, 2011 submission of your initial registration statement. Further explain why Hyperlocal Marketing LLC is party to the deal as opposed to you or HLM Paymeon, Inc. We note that Hyperlocal Marketing LLC “merged with and into HLM Paymeon, Inc.” as part of the March 2011 reverse merger.

Response:

The discussion of the Adility agreement has been expanded to disclose fees payable under the agreement. Furthermore, the agreement filed with amendment no. 1 to the registration statement is dated November 11, 2010.  The Company is unable to locate any reference to November 11, 2011, within the registration statement or agreement. As the agreement is dated prior to the merger agreement, Hyperlocal Marketing LLC was a party to such agreement. Upon closing of the merger agreement, the Adility agreement was assumed by the Company.

Securities and Exchange Commission

January 9, 2012

Executive Compensation, page 30

Employment Agreements, page 30

Comment 9.

Reconcile the disclosure added in response to comment 26 from our letter dated November 2, 2011 that Mr. Cespedes’ “agreement shall automatically renew for additional one year terms unless the Company or Mr. Cespedes provides written notice” with the employment agreement (Exhibit 10.5) which calls for automatic extension “for one day each day.”

Response:

The disclosure under “Executive Compensation” has been revised to reflect the extension “for one day each day”.

Consolidated Financial Statements, page F-1

Note 5. Acquisition, page F-10

Comment 10.

We refer to your responses to comment 28 and comment 2 from our letter dated November 2, 2011. Since you have determined the company was a shell prior to its merger with Hyperlocal Marketing LLC, you may not account for this transaction as a business combination. Please revise your financial statements to account for the merger as a recapitalization with no step up in fair values. Specifically, no goodwill or intangible assets may be recorded in conjunction with a recapitalization. Please refer to FASB ASC 805.

Response:

The financial statements have been revised to present the merger as a recapitalization.

Part II. Information Not Required In Prospectus, page II-1

Exhibits, page II-6

Comment 11.

In accordance with comment 28 from our letter dated November 2, 2011 file herewith or otherwise account for your merger agreement dated February 17, 2011 (Exhibit 2.1). Revise footnote 3 to refer to the correct filing date for your Form 10-Q for the period ended March 31, 2009.

Response:

The exhibit list has been revised to indicate that the merger agreement was previously filed under Form 8-K dated March 16, 2011 (as filed on March 21, 2011) See reference to footnote 1 under Exhibit 2.1.  Furthermore, footnote 3 has been revised to correct the filing date for the Company’s Form 10-Q for the period ended March 31, 2009 (as filed on April 21, 2009).

Securities and Exchange Commission

January 9, 2012

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman

BAP/sm

cc:

MMAX Media, Inc.